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17009437



ıN

SEC
Mail Processing
Section

MAR 0 1 2017

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40268

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016

                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICMA-RC SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 North Capitol Street, NE, Suite #600

(No. and Street)

Washington	DC	20002-4240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cliff Richards   (202) 962-6947

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SB& Company, LLC

(Name – *if individual, state last, first, middle name*)

200 International Circle, Suite #5500	Hunt Valley	MD	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Richard P. Whitty _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICMA-RC Services, LLC _____ , as of December 31 _____ , 20 16 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ o _____

_____

_____

Signature

Treasurer, ICMA-RC Services, LLC
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECEMBER 31, 2016

CONTENTS



S B & C O M P A N Y,LLC
KNOWLEDGE · QUALITY · CLIENT SERVICE

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Member of
ICMA-RC Services, LLC

We have audited the accompanying statement of financial condition of ICMA-RC Services, LLC (RC Services, a wholly owned subsidiary of the International City Management Association Retirement Corporation) as of December 31, 2016, and the related statement of operations, change in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of RC Service's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RC Services as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with the accounting principles generally accepted in the United States of America.



S B & C O M P A N Y,LLC
Knowledge · Quality · Client Service

The computation of net capital pursuant to SEC Rule 15c3-1 (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of RC Services' financial statements. The supplemental information is the responsibility of RC Services' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 15c3-1 and Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital pursuant to SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Washington, DC
February 27, 2017

SB & Company, LLC

ICMA-RC SERVICES, LLC

Statement of Financial Condition
As of December 31, 2016

ASSETS

Cash and cash equivalents	$	754,370
Deposit with clearing agent		20,282
Due from related entity		339,751
Prepaid expenses		22,451
Total Assets		**$ 1,136,854**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	1,760
Member's Equity		1,135,094
Total Liabilities and Member's Equity		**$ 1,136,854**

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Operations
For the Year Ended December 31, 2016

Revenue

Intercompany service revenue	$ 905,805
Interest and other income	877
Total Revenue	**906,682**

Expenses

Administrative expense	730
Tax and licensing	422,156
Personnel expenses	355,902
Professional services	94,275
Premises and equipment	22,140
Meetings and travel	3,007
Data processing	5,484
Communications	1,982
Subscriptions and memberships	599
Supplies and other miscellaneous expenses	260
Total Expenses	**906,535**
Net Income	**$ 147**

The accompanying notes are an integral part of this financial statement.

4

ICMA-RC SERVICES, LLC

Statement of Change in Member's Equity
For the Year Ended December 31, 2016

Member's Equity, beginning of year	$ 1,134,947
Net income	147
Member's Equity, End of Year	**$ 1,135,094**

The accompanying notes are an integral part of this financial statement.

5

ICMA-RC SERVICES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net income	$	147
Adjustments to reconcile net income to net cash from operating activities:		
Effect of changes in non-cash operating assets and liabilities:		
Due from mutual fund families		2,229,298
Prepaid expenses		801
Due from related entity		(132,012)
Accounts payable and accrued expenses		560
Due to related entity		(2,229,298)
Net Cash Flows from Operating Activities		(130,504)
Cash and cash equivalents, beginning of year		884,874
Cash and Cash Equivalents, End of Year	$	754,370

The accompanying notes are an integral part of this financial statement.

6

ICMA-RC SERVICES, LLC

Notes to the Financial Statements
December 31, 2016

1. BACKGROUND OF ORGANIZATION

ICMA-RC Services, LLC (RC Services) was formed under the laws of the State of Delaware on December 31, 1998, as a limited liability company and is a broker-dealer registered under the Securities Exchange Act of 1934. It was organized to provide services as a broker-dealer in respect to mutual funds registered under the Investment Company Act of 1940 and unregistered commingled trust funds. RC Services is a wholly owned subsidiary of the International City Management Association Retirement Corporation (ICMA-RC).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of RC Services are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

RC Services considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2016, cash equivalents consisted of money market funds.

ICMA-RC SERVICES, LLC

Notes to the Financial Statements
December 31, 2016

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

RC Services is a single member limited liability company disregarded as an entity separate from ICMA-RC for Federal income tax purposes pursuant to Treasury Regulation 26 C.F.R. 301.7701-1, et. seq., and as such does not have an income tax provision. ICMA-RC, RC Services' sole member, is an organization exempt from Federal income tax as described in the Internal Revenue Code 26 U.S.C. 501(c)(3). For Federal income tax purposes, RC Services is treated as a branch or division of ICMA-RC.

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, establishes guidelines for recognizing, measuring, and disclosing tax return positions in financial statements. Management has evaluated the tax positions of RC Services and determined that the application of ASC 740 had no material impact on its financial statements. Accordingly, no adjustments for unrecognized tax benefits or related interest or penalties were required as of December 31, 2016.

If applicable, RC Services would recognize accrued interest and penalties related to unrecognized tax benefits in the accompanying Statement of Operations. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits would significantly increase or decrease during the next twelve months. Each of the tax years in the four-year period ending December 31, 2016, remains subject to examination by Federal taxing authorities, however certain state taxing authorities may lengthen this period to five years.

ICMA-RC SERVICES, LLC

Notes to the Financial Statements
December 31, 2016

3. RELATED-PARTY TRANSACTIONS

ICMA-RC provides RC Services certain operational support services, including the mutual funds managed by Vantagepoint Investment Advisors, LLC (a related entity and wholly owned subsidiary of ICMA-RC). The expenses reported by RC Services represent the actual direct expenses incurred by RC Services, the actual direct cost of expenses incurred by ICMA-RC for RC Services' benefit, plus additional expenses allocated to RC Services by ICMA-RC to provide such services. Such additional expenses allocated to RC Services for services provided may not be the same as would be charged for such services from an unrelated entity.

During the year ended December 31, 2016, ICMA-RC allocated operating expenses in the amount of $481,784 to RC Services and also transferred $730 of administrative expense to RC Services that is related to the mutual fund revenue earned by RC Services and assigned to ICMA-RC under the Assignment and Expense Agreement between ICMA-RC and RC Services. RC Services also reimburses ICMA-RC for certain direct expenses paid on RC Services' behalf, such as Financial Institutions Regulatory Authority (FINRA) membership and annual renewal fees, miscellaneous taxes, and such other expenses as may be agreed upon from time to time.

RC Services performed distribution functions for The Vantagepoint Funds and educational services for the VantageTrust Funds on behalf of ICMA-RC. Intercompany service revenue is allocated from ICMA-RC to compensate RC Services for the services performed. The revenue allocated from ICMA-RC during the year ended December 31, 2016 was $905,805.

The due from related entity balance represents amounts owed from ICMA-RC to RC Services, which are primarily from intercompany revenue and expense allocations per the Assignment and Expense Agreement between RC Services and ICMA-RC.

4. NET CAPITAL REQUIREMENT

Regulatory Requirements

RC Services is subject to Securities Exchange Act Rule 17C.F.R. §240.15c3-1 (the Net Capital Rule). This rule requires a broker-dealer to maintain at all times certain net capital levels (as defined). Currently, RC Services is subject to the Aggregate Indebtedness Standard of the Net Capital Rule, meaning its aggregate indebtedness shall not exceed 15 times its net capital. Further, RC Services is required to maintain a minimum net capital of $25,000 or the amount required by its aggregate indebtedness ratio, whichever is higher. RC Services is exempt from the requirements of Securities Exchange Act Rule 17C.F.R. §240.15c3-3 (the Customer Protection Rule) because RC Services' activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(2)(i) of that rule.

ICMA-RC SERVICES, LLC

Notes to the Financial Statements
December 31, 2016

4. NET CAPITAL REQUIREMENT (continued)

As of December 31, 2016, RC Services had net regulatory capital of $772,892, which was $747,892 in excess of its required net capital of $25,000. RC Services' aggregate indebtedness to net capital ratio was 0.23%.

There are no liabilities subordinated to the claims of general creditors as of December 31, 2016.

5. SUBSEQUENT EVENTS

Management has evaluated events or transactions that may have occurred since December 31, 2016 and concluded that there were no subsequent events through February 27, 2017, which would merit recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

ICMA-RC SERVICES, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of December 31, 2016

Ownership equity	$ 1,135,094
Less: non-allowable assets*	362,202
Net capital before haircuts	772,892
Less: haircuts	-
Net capital	772,892
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)	25,000
Excess of net capital	$ 747,892
Aggregate indebtedness	$ 1,760
Excess net capital (net capital less greater of 10% of aggregate indebtedness or 120% of $25,000)	$ 742,892
Ratio of aggregate indebtedness to net capital	0.23%

* Represents prepaid expenses and due from related entity.

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in RC Services' unaudited December 31, 2016, Part IIA Financial and Operational Combined Uniform Single Report (FOCUS) filing.

SUPPLEMENTARY REPORT



S B & C O M P A N Y, LLC
Knowledge · Quality · Client Service

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM ON ICMA-RC SERVICES, LLC
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
ICMA-RC Services, LLC

We have reviewed management's statements, included in the accompanying Report of
Exemption from SEC Rule 17 C.F.R. § 240.15c3-3, in which (1) ICMA-RC Services, LLC (RC
Services), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which RC Services
claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the exemption provisions) and (2)
RC Services stated that RC Services met the identified exemption provisions throughout the
most recent fiscal year without exception. RC Services' management is responsible for
compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included inquiries and other required
procedures to obtain evidence about RC Services' compliance with the exemption provisions. A
review is substantially less in scope than an examination, the objective of which is the expression
of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to
management's statements referred to above for them to be fairly stated, in all material respects,
based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities
Exchange Act of 1934.

Washington, DC
February 27, 2017

SB + Company, LLC

ICMA-RC SERVICES, LLC

Report of Exemption from SEC Rule 15c3-3
For the Year Ended December 31, 2016

ICMA-RC Services, LLC's management is responsible for compliance with the exemption provision of the Security Exchange Act Rule 17 C.F.R. § 240.15c3-3 (Rule 15c3-3) under the Securities and Exchange Commission (SEC) and this report. The following statements are made to the best knowledge and belief that (1) ICMA-RC Services, LLC is exempt from the provisions of Rule 15c3-3 of the SEC because it meets conditions set forth in paragraph (k)(2)(i) of that Rule and (2) ICMA-RC Services, LLC met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the year ended December 31, 2016, without exception.

Richard P. Whitty
Treasurer, ICMA-RC Services, LLC